April 8, 2022

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	Founder SPAC Registration Statement on Form S-4 Filed February 1, 2022 File No. 333-262465

Ladies and Gentlemen:

On behalf of our client, Founder SPAC (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 3, 2022, relating to the Company’s Registration Statement on Form S-4 filed via EDGAR on February 1, 2022.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Form S-4 (the “Amendment No. 1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement on Form S-4

Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus, page 20

1.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 25, 95 and 96 of Amendment No. 1 to present pro forma ownership scenarios both with and without sources of dilution.

2.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 55 of Amendment No. 1.

3.	Please clarify whether your underwriting fees are adjusted based on redemptions. As applicable, revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 1.

Redemption Rights, page 24

4.	Please revise your disclosures here and throughout the filing to show the potential impact of a range of interim levels of redemptions, as opposed to only the “no redemption scenario” and “maximum redemption scenario.”.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 24, 25, 95 and 96 of Amendment No. 1 to include additional interim levels of public shareholder redemption scenarios.

Risk Factors, page 38

5.	Please disclose any risks related to your status as an emerging growth company and a smaller reporting company, such as the risk that your financial statements may not be comparable to those of other public companies, that you will not be required to provide an assessment of the effectiveness of your internal controls over financial reporting until your second annual report after your initial public offering and that an auditor attestation of management’s evaluation of effectiveness of the internal controls is not required as long as you are an emerging growth company and/or a smaller reporting company. Furthermore, disclose the events that may cause you to lose your emerging growth company status.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Risk Factors section on pages 38, 39, and 57 of Amendment No. 1.

6.	Please disclose the risks, conditions and uncertainties associated with the contingent right to receive Earn-Out Interests, with respect to both Founder and Rubicon, such as any increased risk of litigation, any execution risks, or potential negative effects.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Risk Factors section on page 60 of Amendment No. 1.

7.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Risk Factors section on pages 57 and 58 of Amendment No. 1.

8.	Please highlight the material risks to public warrant holders, including those arising from differences between private and Domestication Public Warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem Domestication Public Warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Risk Factors section on page 59 of Amendment No. 1.

9.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Risk Factors section on pages 61 and 62 of Amendment No. 1.

10.	Please revise to include a risk factor discussing the exclusive forum provision in Rubicon Technologies, Inc.’s certificate of incorporation. Your risk factor should clearly describe the exclusive forum provision, applicability to causes of action arising under the Securities Act or the Exchange Act and the potential consequences to stockholders from this provision.

Response: The Company respectfully acknowledges the Staff’s comment regarding the exclusive forum provision in the Proposed Charter (the “Provision”). To keep investors informed of the limitations and consequences of the Provision, the Company hereby undertakes to include in its future filings with the Commission, including Annual Reports on Form 10-K, the risk factor (or a risk factor substantially similar to the risk factor) set forth on page 44 of Amendment No. 1 addressing the limitations and consequences of the Provision. The Company has also made conforming changes to the description of the Provision found in Proposals 3 and 4B, as set forth on pages 103 and 108 of Amendment No. 1.

A large percentage of our revenue is tied to a small number of customers…, page 46

11.	We note your disclosure that you derived approximately 28% of your revenue and 23% of your aggregate accounts receivable and contract assets from two customers in the year ended December 31, 2020. Please disclose the material terms of your agreement with each customer, including the term, termination provisions and any minimum purchase requirements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 47 of Amendment No. 1 to clarify the material terms of the contracts with these two Rubicon Technology LLC (“Rubicon”) customers.

The Initial Shareholders who own Founder Class B Shares…, page 53

12.	We note that the Initial Shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, we have provided additional disclosure on pages 16, 28, 54, 91 and 141 of Amendment No. 1 to clarify that our Initial Shareholders agreed to waive their redemption rights in connection with our IPO and did not receive any additional consideration in connection therewith.

Proposal 1 – The Business Combination Proposal

Background of the Business Combination, page 68

13.	Please describe how Rubicon was identified as the target and by whom, and how the negotiations were started and by whom (e.g., by Founder or by Rubicon). Please also describe any discussions relating to the assumptions underlying any target projections.

Response: In response to the Staff’s comment, we have provided additional disclosure on pages 74 and 75 of Amendment No. 1.

14.	Please disclose if the sponsor, a member of management or any affiliates have a track record with SPACs, and provide balanced disclosure about this record and the outcomes of the prior transactions as applicable. Please also disclose if the sponsor has other SPACs in the process of searching for a target company, whether the sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached.

Response: In response to the Staff’s comment, we have provided additional disclosure on page 73 of Amendment No. 1.

15.	Discuss the underlying reasons for the parties negotiating the contingent right to receive Earn-Out Interests.

Response: In response to the Staff’s comment, we have provided additional disclosure on page 74 of Amendment No. 1.

Interests of Certain Persons in the Business Combination – Founder, page 86

16.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: In response to the Staff’s comment, we have provided additional disclosure on pages 28 and 92 of Amendment No. 1.

17.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, we have provided additional disclosure on pages 57 and 58 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments and Assumptions to the Unaudited Pro Forma…, page 123

18.	Please revise your discussion of adjustments (m) and (dd) to provide a more fulsome explanation of how the amounts of the adjustments were calculated. To the extent there is information in the “Voting Power and Implied Ownership” section that would be helpful for a reader to understand these pro forma adjustments, that information should be provided in the pro forma footnote disclosure.

Response: In response to the Staff’s comment, we have provided additional disclosure on pages 128 and 129 of Amendment No. 1.

Management’s Discussion & Analysis of Financial Condition & Results of Operations…Recent Accounting Pronouncements, page 144

19.	You disclose on the cover page that you are an emerging growth company. Please disclose if you have elected to take advantage of the extended transition period under the JOBS Act for complying with new or revised accounting standards. If so, for each recently issued accounting standard that will apply to your financial statements, please revise your disclosures here and elsewhere as appropriate to disclose the date on which adoption is required for non-EGCs and the date on which you will adopt the recently issued accounting standard, assuming you remain an EGC as of that date. Please refer to SAB Topic 11M.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages 150 and 182 of Amendment No. 1.

Information about Rubicon, page 145

20.	Please disclose the percentage of your revenues that are generated by sales to government entities for the periods presented. Further, you state on page 146 that your customers include Apple, Dollar General, Starbucks, Walmart, Chipotle, and FedEx. To provide context regarding the significance of these customers, please disclose whether these customers are representative of your broader customer base.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 152 of Amendment No. 1 to clarify that these Rubicon customers are representative of Rubicon’s broader customer base. With respect to Rubicon’s revenues generated through sales to government entities, the Company respectfully advises the Staff that these revenues were less than 5% of the total revenue for each of the periods presented and, therefore, does not believe that the disclosure of this information would be meaningful to investors.

Rubicon’s Solution, page 149

21.	In your discussion of changes in service revenues for the three and nine months ended September 30, 2021 compared to the September 30, 2020, you make references to retail and logistics customers. Please revise your discussion of Rubicon’s business to explain how you define retail and logistics customers in the context of waste generators, haulers and recyclers described on page 151.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 157 of Amendment No. 1 to note that Rubicon’s retail and logistics customers are commercial waste generators in the waste and recycling value chain. The Company also notes that this disclosure is included in the chart captioned “Rubicon Has Built a Highly Connected Digital Ecosystem for All Constituents in Waste and Recycling” on page 156 of Amendment No. 1.

22.	We note your reference on page 169 to higher revenues from sales of recyclable commodities due to an increase in customers launching new recyclable commodities program. Please revise to more fully describe your recyclable commodities programs with customers, including your performance obligations and typical contract terms.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 172 of Amendment No. 1 to clarify that the higher revenue from sales of recyclable commodities in 2021 compared to 2020 was primarily due to an increase in the sales prices for recyclable commodities. Rubicon has also revised the disclosure on page F-26 of Amendment No. 1 to clarify its sales transactions of recyclable commodities.

Depth & Quality of Hauling & Recycling Network Benefits All Constituent Parties, page 155

23.	Please revise your disclosures to clarify, as you do on page 152, that the buying consortium program has not yet been monetized.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 161 of Amendment No. 1 to clarify that Rubicon has not yet monetized the buying consortium program.

Key Metrics and Non-GAAP Financial Measures, page 163

24.	To avoid giving undue prominence to non-GAAP financial measures, please revise to move your presentation of these measures so that they appear after the presentation and discussion of historical result of operations on a GAAP basis. Please refer to Question 102.10 of our Non-GAAP Compliance and Disclosure Interpretations (C&Ds).

Response: The Company acknowledges the Staff’s comment and has moved the disclosure of key metrics and non-GAAP financial measures to page 173 of Amendment No. 1 so that they appear after the presentation and discussion of Rubicon’s results of operations on a GAAP basis.

25.	Please revise your discussion of annualized recurring revenue to clarify if it includes both service revenues and recyclable commodity revenues.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 173 and 174 of Amendment No. 1 to clarify that annualized recurring revenue and annualized recurring net revenue include both service revenues and recyclable commodity revenues.

26.	Regarding your methodology for calculating annualized recurring revenue, please clarify what it means to “pro forma for the full impact of any customer acquisitions effected within the current twelve-month period” and explain why it is appropriate to do so. In this regard, it is unclear why it is necessary to pro forma any revenue if you are annualizing all revenue under contract as of the period end. Similarly revise your disclosures concerning the calculation of the non-GAAP measure identified as “annualized recurring net revenue.”

Response: The Company acknowledges the Staff’s comment and respectfully notes that annualized recurring revenue (ARR) and annualized recurring net revenue (ARNR) are estimates of total annualized revenue and total annualized net revenue under contract as of the period end inclusive of forecasted annualized revenue and net revenue from newly executed contracts whose related services have not commenced as of period end. The pro forma adjustment accounts for the fact that new customer onboarding generally requires up to 90 days from the contract execution to service commencement when revenues are not being generated at the same level as they are forecasted to following on-boarding. Annualizing revenues under a given agreement without a pro forma adjustment that accounts for this initial onboarding period would not accurately reflect Rubicon’s expectations regarding annualized revenues following the onboarding period. In response to the Staff’s comment, the Company has revised the disclosure on pages 173 and 174 of Amendment No. 1 to clarify the calculation of ARR and ARNR.

27.	Your presentation of the non-GAAP measure “net revenues” appears to adjust GAAP revenues recognized on a gross basis to exclude marketplace vendor costs and thus present revenues as if they were recognized on a net basis. Please explain to us why you believe this non-GAAP measure does not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Refer to Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures applies with respect to Rubicon’s use and calculation of non-GAAP net revenues. Question 100.04 relates to a “non-GAAP performance measure that is adjusted to accelerate revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed.” The Staff response to Question 100.04 notes (with our emphasis) that “Non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G.”

Rubicon’s calculation of net revenue does not make any adjustment to accelerate GAAP revenue that is recognized over time, nor does it adjust for or otherwise create an individually tailored revenue recognition method. Rather, Rubicon presents revenue calculated in accordance with GAAP and subtracts marketplace vendor costs, which is the amount Rubicon must pay its hauling and recycling partners for services and materials procured through Rubicon’s digital marketplace. The Company believes backing out the amount of these costs, when viewed in combination with Rubicon’s revenue calculated in accordance with GAAP, provides investors with a more complete picture of the portion of revenue that Rubicon can use to invest in its operations and fund liquidity.

28.	Expand your disclosure of the calculation of annualized recurring net revenue to address the calculation of each of the non-GAAP components used to calculate this measure. With respect to the calculation of annualized marketplace vendor costs, clarify if these costs are determined based upon the services under contract as of the period end.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the existing disclosure currently addresses net revenue, which is the only non-GAAP component used to calculate ARNR. Specifically, net revenue is defined and reconciled immediately above the discussion of ARNR on page 174 of Amendment No. 1.

With respect to the Staff’s question regarding whether annualized marketplace vendor costs are determined based on services under contract as of period end, we confirm that these costs are determined based on services under contract at period end and we have revised the discussion of ARNR on page 174 of the Amendment No. 1 to affirmatively note this fact.

29.	Reconcile annualized recurring net revenue to the most directly comparable GAAP financial measure.

Response: We acknowledge the Staff’s comment and respectfully note that Rubicon has carefully reviewed Item 10(e) of Regulation S-K and determined that, similar to ARR and as discussed below, ARNR is a key performance indicator and not a non-GAAP financial measure. The Company acknowledges that the disclosure in the original filing of the Registration Statement incorrectly noted that ARNR is a “non-GAAP” measure.

In defining a non-GAAP financial measure, Item 10(e)(2) of Regulation S-K provides that, “[a] non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that:

(i) [e]xcludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or

(ii) [i]ncludes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.”

Notably, the term “non-GAAP financial measures” does not capture measures of operating performance that do not have the effect of excluding, including or adjusting a measure calculated or presented in accordance with GAAP. Put more directly, to qualify as non-GAAP, a given measure would, at a minimum, need to have the effect of adjusting a GAAP measure. Furthermore, as stated in Commission Release No. 33-8176/34-47226, the adopting release regarding the conditions for use of non-GAAP financial measures, disclosures about “contracted and anticipated amounts” or “estimated revenues” do not represent non-GAAP financial measures, as they are derived from legal, contractual or forward-looking concepts rather than adjusting a directly comparable GAAP financial measure. Instead, these types of measures specifically identified in the release, which represent “key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of the individual company,” are typically considered key performance indicators, or KPIs, as contemplated by Commission Release No. Commission Release No. 33-10751/34-88094.

ARNR is calculated as an estimate of the total annualized net revenue under contract as of period end. ARNR is inclusive of the forecasted annualized net revenue of recently executed customer contracts the performance of which has not commenced as of the end of the relevant reporting period. As a result, ARNR is purely a contractual determination made by examining the legal and contractual terms of active revenue-producing contracts and multiplying their value by a factor of time. ARNR is not excluding or including amounts that are included or excluded, respectively, from a measure calculated in accordance with GAAP, nor does it have the effect thereof; therefore, we believe ARNR is an operating metric more accurately described as a key performance indicator and not a non-GAAP financial measure.

In order to provide additional clarity, the Company has removed the reference to ARNR as a non-GAAP financial measure and expanded the disclosure regarding ARNR on page 174 of Amendment No. 1 to clarify that is a key performance indicator and as necessary to conform to the guidance detailed in SEC Release No. 33-10751/34-88094 regarding KPIs.

30.	Regarding the non-GAAP measure “adjusted EBITDA margin,” please disclose the most comparable financial measure calculated in accordance with GAAP.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 174 and 175 of Amendment No. 1 to remove adjusted EBITDA margin and to disclose adjusted EBITDA as a percentage of total revenue.

Results of Operations, page 167

31.	For each period presented, we note that product development costs have increased at least 20% from the comparable prior period. Your disclosures indicate that the increases are attributable to higher development support costs and employee-related costs. Please revise to provide specific reasons why development support costs and employee-related costs have increased. For example, it is unclear if these costs pertain to your digital platform offerings or some other product. Please also revise to clarify the extent to which you expect these higher costs to continue within the next 12 months. Please refer to Item 303(b)(2)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 172 of Amendment No. 1 to clarify the specific reasons for Rubicon’s increased product development costs and the future expected trend of such costs.

Comparison of the nine months ended September 30, 2021 and 2020, page 169

32.	Where there are multiple factors impacting fluctuations in results of operations, please revise to separately quantify the impact of each factor. For example, we note this issue in your discussion of changes in service revenue here and on page 170. Please refer to Item 303(b)(2)(i) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 172 and 173 of Amendment No. 1 to separately quantify the impact of each factor where there are multiple factors impacting fluctuations in Rubicon’s results of operations.

Liquidity and Capital Resources, page 171

33.	We note your discussion of a new software subscription agreement with Palantir Technologies, Inc. that will require a payment of $9.1 million in the next 12 months. Please revise to more fully describe how this contract will support your business. Please also revise to disclose how you anticipate the costs of this contract will impact trends in your results of operations and/or financial condition. Please refer to Item 303(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 172 and 176 of Amendment No. 1 to clarify how Rubicon’s software subscription agreement with Palantir Technologies, Inc. will support Rubicon’s business and how we anticipate the costs of this agreement will impact trends in Rubicon’s results of operations and financial condition.

Annex B, page B-1

34.	Please revise Section 11.1 of your certificate of incorporation to clarify that the exclusive forum provision will not apply to claims under the Exchange Act or advise.

Response: The Company respectfully acknowledges the Staff’s comment regarding the Provision and its application to claims under the Exchange Act but does not believe that it is necessary to revise the Proposed Charter in light of the additional disclosure set forth in Amendment No. 1. As noted in the Company’s response to Staff’s comment 10, the Company is committed to keeping investors informed of the limitations and consequences of the Provision by including in its future filings with the Commission, including Annual Reports on Form 10-K, the risk factor (or a risk factor substantially similar to the risk factor) set forth on page 44 of Amendment No. 1 addressing the limitations and consequences of the Provision. Included in such disclosure is a clarification as to the Provision’s applicability to claims under the Exchange Act. Specifically, the Provision informs investors that the Provision is intended to require, to the fullest extent permitted by law, that any derivative suits, including those brought to enforce any duty or liability created by the Exchange Act, be brought in the United States District Court for the District of Delaware unless the Company consents to another forum. The risk factor further provides that the Provision does not apply to any direct claims brought by New Rubicon’s shareholders on their own behalf, or on behalf of any class of similarly situated shareholders, under the Exchange Act.

Audited Financial Statements for Rubicon Technologies, LLC

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-34

35.	You disclose on page 155 that the majority of Rubicon’s revenue is generated via its digital marketplace platform. However, your revenue disclosures do not explain the nature of your contracts with customers for SaaS offerings and also don’t address the typical terms of these contracts. It is also unclear if your arrangements include multiple performance obligations such as hardware, software licenses, software updates, and/or support. If your arrangements include multiple performance obligations, please revise to disclose how you determined the transaction price and allocated the transaction price to each performance obligation. Please refer to ASC 606-10-50-12 through 50-21 and revise your disclosures accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-26 of Amendment No. 1 to further clarify the nature and performance obligations of Rubicon’s revenue transactions.

36.	As a related matter, please supplementally quantify the amount of revenue derived from waste removal, waste management and consultation services, platform subscriptions and the purchase and sales of recyclable commodities for all period presented. Please tell us how you considered providing this information as part of your disaggregated revenue disclosures on page F-45. Please refer to ASC 606-10-55-89 through 55-91.

Response: The Company acknowledges the Staff’s comment and in response to Staff comment 35, Rubicon has expanded the Service Revenue disclosure on page F-26 of Amendment No. 1 to clarify that its customer agreements have multiple promises, including waste removal, consultation services, billing administration and consolidation, cost savings analyses, and vendor procurement and performance management, which are generally combined and accounted for as a single performance obligation.

Rubicon has evaluated the guidance in ASC 606-10-50-5 through 7 and the related implementation guidance in ASC 606-10-55-89 through 91 to determine the appropriate level of revenue disaggregation that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Further, Rubicon considered the examples in ASC 606-10-55-90 and 91 which provide additional clarity.

ASC 606-10-55-90 requires Rubicon to consider how its revenues are presented for other purposes. Rubicon considered, among other items, disclosures outside the financial statements and the information reviewed by its chief operating decision maker. Rubicon disaggregates revenues between services (Service Revenue) and tangible products (Recyclable Commodity Revenue) on the face of the statements of operations, which is consistent with how its chief operating decision maker reviews financial performance. Rubicon notes the revenue disclosures in Rubicon’s investor presentations are not disaggregated.

Rubicon also considered the examples of disaggregated revenues in ASC 606-10-55-91 and believes (i) the type of good or service, (ii) the customer type and (iii) the timing of transfer of goods or services provide meaningful indications of how its revenues are affected by economic factors. Within Rubicon’s statements of operations, Rubicon presents Service Revenue and Recyclable Commodity Revenue, which align with the types of service and product as well as customer types, digital platform customers (Service Revenue) and recycling and processing facilities (Recyclable Commodity Revenue). The disaggregation of revenues also aligns with the timing of transfer of goods or services. Substantially all of Rubicon’s Service Revenue is recognized over time while its Product Revenue is recognized at a point-in-time. Revenues from Rubicon’s software-as-a-service offerings, including software-as-a-service subscription, maintenance, equipment and other related professional services do not meet the threshold to be separately presented in Rubicon’s financial statements in accordance with Rule 5-03 of Regulation S-X, thus such revenues are included in Service Revenue.

For the reasons discussed above, Rubicon believes that the revenue disaggregation currently reported is appropriate.

37.	Please revise your disclosures regarding recyclable commodity revenue to explain how you account both for recycling rebates issued to customers and rebates you receive when disposing of recycled commodities.

Response: The Company acknowledges the Staff’s comment and Rubicon has revised the disclosure on page F-26 of Amendment No. 1 to clarify how Rubicon accounts for the purchase and sale of recyclable commodities.

38.	We note your disclosure on page F-35 that you have determined you are the principal in most arrangements. For each of the services you perform (waste removal, waste management and consultation services, platform subscriptions and services involving the purchase and sales of recyclable commodities), please tell us the following so that we may better understand your revenue recognition policies:

●	Clearly identify the customer, end user and any third parties involved in providing the service;

●	To the extent third parties are involved in providing the service, please compare and contrast your responsibilities with those of the third party;

●	Describe the contract terms, including the length of the contract and your performance obligations under the contract (refer to ASC 606-10-25-19 through 25-22); and

●	Provide us with an analysis explaining how you considered ASC 606-10-55-39 in determining that you control the specified goods or services before they are transferred to the customer.

Response: The Company respectfully advises the Staff that Rubicon has previously discussed with members of the Staff its accounting treatment for revenue recognition for certain of its contracts and services identified in this Comment and described on page F-26 of Amendment No. 1 and believes this Comment to be resolved.

General

39.	We note the disclosures throughout your proxy statement/prospectus regarding your company’s election to have its performance, accountability and transparency measured against criteria established by B Lab and B Lab’s designation of the company as a “Certified B Corporation.” Please file the Rule 436 consent of B Lab to being named in the registration statement and to the references to its designation of the company as a “Certified B Corporation.”

Response: The Company respectfully advises the Staff that it does not believe that the few references to B Lab in the Registration Statement are of a nature that require a consent as contemplated by Section 7 of the Securities Act and Rule 436 promulgated thereunder. The Company notes that the consent requirements of Rule 436 have historically been focused on circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement or the related transaction. Rubicon’s designation as a Certified B Corporation is only a factual description of Rubicon and relates to information that B Lab, a non-profit organization, makes publicly available without cost on its website.1 Further, B Lab’s certification process is available to any company and the determination is based on its independent evaluation using its own internally developed assessment criteria without any involvement of the company beyond providing responses to questionnaires and any requested information. The cost to be certified is minimal, requiring an annual fee of $25,000. Further, Rubicon’s application for Certified B Corporation status was not submitted or otherwise commissioned by the Company or Rubicon in anticipation of or otherwise in connection with the Registration Statement or the proposed business combination transaction. Indeed, Rubicon first received its Certified B Corporation status in April 2012 and has continued to maintain such designation over the past ten years, well in advance of any discussions regarding an acquisition transaction or other public offering. Reports and other information that are available publicly or to any person who pays an immaterial fee have historically not required the filing of a Rule 436 consent with respect to the use of information from those sources, even when a Securities Act registration statement attributes such information to the relevant source, and we respectfully submit that the few references to B Lab in the context of describing what Certified B Corporation status means, should similarly not require the filing of a Rule 436 consent.

* * * * * * *

1 Information regarding Rubicon specifically is available at: https://www.bcorporation.net/en-us/find-a-b-corp/company/rubicon/.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Osman Ahmed, Chief Executive Officer, Founder SPAC